Exhibit 6.3

License Agreement

This License Agreement (“Agreement”) is made and entered into as of February 14, 2025, by and between 20/20 GeneSystems, Inc. (“20/20”), a Delaware corporation with its principal place of business at 15810 Gaither Drive, Gaithersburg, MD, and Connecting Health Innovations (“CHI”), a limited liability corporation with its principal place of business at 1417 Gregg Street, Columbia, SC 29201.

Background:

20/20 commercializes novel lab-developed tests (LDTs) through its CAP/CUA laboratory in Gaithersburg, Maryland, to aid in the early detection and prevention of cancers and other diseases. Their multicancer early detection (MCED) blood test measures tumor antigens and inflammatory biomarkers (including CRP) and utilizes a machine learning algorithm built from real-world data from thousands of tested individuals. 20/20 is planning to introduce, early in 2025, a test with inflammatory biomarkers only and seeks to include algorithms and analytical tools that provide the tested subject with guidance on how to lower chronic inflammation and associated risk of various chronic diseases, including heart disease, cancers, diabetes, dementia, and depression.

CHI was founded in 2013 as a spinoff from the University of South Carolina to focus on leveraging the work spearheaded by Dr. James Hebert on the effects of inflammatory diets on health. Dr. Hebert is the lead developer and inventor of the Dietary Inflammatory Index™ (DII®) and through CHI offers several products and services to combat dietary inflammation to improve health and wellness.

Licensed Subject Matter:

Data, algorithms, programs, software, and intellectual property developed by Hebert or others employed by or under contract with CHI for which CHI has intellectual property rights that calculates or displays, for individuals whose inflammatory biomarker levels have been measured, (i) a numerical score associated with chronic inflammation that is calculated based on the biomarkers levels, and (ii) specific dietary changes that can be made to lower inflammatory biomarker levels and associated risk for multiple chronic diseases.

Licensed Field(s):

Use of the Licensed Subject Matter in connection with clinical laboratory tests for the levels of biomarkers of inflammation. Licensed Field shall not include stand-alone portals, websites, apps, or software that are not integrated or marketed with a clinical laboratory test.

Region(s):

North America. Regions can be expanded from time to time by mutual agreement of the parties.

Scope of License:

Exclusive rights to 20/20 for Licensed Subject Matter in the Licensed Field in the Regions. For the avoidance of doubt, nothing herein shall prevent CHI from continuing to offer DII for research use or use that is separate and apart from any clinical laboratory or biomarker testing service.

Term:

Thirty-six (36) months that can optionally be renewed for additional time periods by mutual agreement of the parties.

Financial Terms:

●	License Fee: $30,000 payable within ten (10) business days of incorporation of Licensed Subject Matter into 20/20’s Laboratory Information System (LIS).

●	Royalties: Ten percent (10%) of Net Sales of Inflammatory Biomarker Laboratory Tests sold and run by 20/20 that constitute Licensed Subject Matter that is incorporated in a Laboratory Report or Consumer Portal.

Definitions:

“Net Sales” shall include gross receipts minus returns, shipping charges, telemedicine charges, blood collection fees, medical or nutritional consultations, coupon remuneration, ancillary product sales,

“Inflammatory Biomarker Laboratory Tests” means

“Laboratory Report or Consumer Portal” means

Confidentiality:

Both parties agree to maintain the confidentiality of all proprietary information and data exchanged under this Agreement. This obligation shall survive the termination or expiration of this Agreement for a period of five (5) years.

Termination:

This Agreement may be terminated by 20/20 upon thirty (30) days written notice to CHI, or immediately by either party in the event of a material breach by the other party, provided such breach is not cured within thirty (30) days of written notice thereof.

Governing Law and Dispute Resolution:

This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to its conflict of law principles. Any disputes arising out of or in connection with this Agreement shall be resolved through binding arbitration in accordance with the rules of the American Arbitration Association, with the arbitration to be held in Rockville, Maryland.

Entire Agreement:

This Agreement, including all appendices and exhibits hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, and representations, whether oral or written, between the parties.

Amendment:

No amendment or modification of this Agreement shall be valid or binding unless made in writing and signed by authorized representatives of both parties.

Counterparts:

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Severability:

If any provision of this Agreement is held to be invalid, illegal, or unenforceable by a court of competent jurisdiction, such provision shall be modified to the minimum extent necessary to make it enforceable, and the remaining provisions shall continue in full force and effect.

Notices:

Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, sent by reputable overnight courier, or mailed by registered or certified mail, return receipt requested, to the addresses specified in this Agreement or such other address as either party may specify in writing.

Signatures:

For 20/20 GeneSystems, Inc.	For Connecting Health Innovations LLC

20/20 GeneSystems Inc. CEO Signature	Connecting Health Innovations LLC CEO Signature

/s/ Jonathan Cohen	/s/ James R. Hebert
President/CEO, 20/20 GeneSystems, Inc.	President/CEO, Connecting Health Innovations LLC

02/14/2025	02/11/25
Date	Date

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